Exhibit 99.67

DHX Media wins YTV commission for Looped

Makes German presale for new children's series

HALIFAX, Oct. 3, 2013 /CNW/ - DHX Media, a leading independent creator, producer, distributor and licensor of children's entertainment content, has been commissioned by Corus Entertainment's YTV in Canada for a brand new, 2D animated comedy series, Looped, aimed at children aged 8 to 12. DHX Media has also made a presale of the series to Super RTL in Germany.

Steven DeNure, President and COO of DHX Media said: "DHX Media has a proven track record in creating and producing globally successful animated comedies such as Johnny Test and Kid vs. Kat. Looped is a brand new, unique property which will appeal to fans, gamers and every kid who ever wished they could turn back time or predict the future. YTV is the ideal domestic partner and Super RTL is a great first international home.

About DHX Media

DHX Media (www.dhxmedia.com) is a leader in the creation, production and licensing of family entertainment rights. DHX Media owns, markets, and distributes 9,500 half hours of children's entertainment content, and exploits owned properties through its consumer products licensing business. DHX Media is recognized for brands such as Yo Gabba Gabba!, Caillou, Teletubbies, In the Night Garden, Inspector Gadget, Johnny Test and Super WHY!. DHX Media's full-service international licensing agency, Copyright Promotions Licensing Group, (CPLG), represents numerous entertainment, sport and design brands. DHX Media has offices in Toronto, Los Angeles, Vancouver, Halifax, London, Paris, Barcelona, Milan, Munich and Amsterdam and is listed on the Toronto Stock Exchange.

About YTV

Seen in over 11 million homes across Canada, YTV is a leading entertainment brand for kids.YTV offers quality entertainment for kids and families with hit Nickelodeon series, nighttime drama for teens, blockbuster movies and original Canadian programming. YTV reaches its viewers online at YTV.com and in local communities with the traveling road show WOW!. YTV is owned by Corus Entertainment Inc., a Canadian-based media and entertainment company. Corus is a market leader in specialty television and radio with additional assets in pay television, television broadcasting, children's book publishing, children's animation and animation software. The Company's multimedia entertainment brands include YTV, Treehouse, Nickelodeon (Canada), ABC Spark, W Network, OWN: Oprah Winfrey Network (Canada), CosmoTV, Sundance Channel (Canada), Movie Central, HBO Canada, Nelvana, Kids Can Press, Toon Boom and radio stations including CKNW AM 980, 99.3 The FOX, Country 105, 630 CHED, Q107 and 102.1 the Edge. Corus creates engaging branded entertainment experiences for its audiences across multiple platforms. A publicly traded company, Corus is listed on the Toronto Stock Exchange (CJR.B). Experience Corus online at www.corusent.com.

SOURCE: DHX MEDIA LTD.

%SEDAR: 00023380E

For further information:

David A. Regan - EVP, Corporate Development & IR

+1 902-423-0260

CO: DHX MEDIA LTD.

CNW 07:00e 03-OCT-13